Cumulative Value of a $100 Investment
Assuming Reinvestment of Dividends



	Dec-97	Dec-98	Dec-99	Dec-00	Dec-01	Dec-02
Golden Cycle Gold Corp.	$ 100	$ 104	$ 90	$ 76	$ 74	$ 197
S&P© 500	$ 100	$ 129	$ 156	$ 141	$ 125	$ 97
S&P© Gold Index *	$ 100	$ 88	$ 84	$ 70	$ 79	$ 100

* Barrick Gold Corp., Newmont Mining Corporation, Placer Dome Inc..